Exhibit (d)(2)
Amendment to RCN Corporation 2005 Stock Compensation Plan
          The RCN Corporation 2005 Stock Compensation Plan is hereby amended to add Section 5.8, which reads as follows:
     5.8. Option Exchange Offer.  Notwithstanding any other provision of the Plan to the contrary, upon approval of the Company’s stockholders, the Committee may provide for, and the Company may implement, a one-time only option exchange offer, pursuant to which certain outstanding Options could, at the election of the person holding such Option, be tendered to the Company for cancellation in exchange for the issuance of a lesser amount of Options with a lower Exercise Price equal to the greater of (i) the closing price of the Shares as quoted by NASDAQ on the date the exchange offer expires or (ii) the average of the closing prices of the Shares as quoted by NASDAQ on the twenty trading days ending on the date the exchange offer expires, provided that such one-time only option exchange offer is commenced within 12 months of the date of such stockholder approval.